FMI Large Cap Fund FMIHX

Quarter-End Positions
06/30/2010
Unaudited

CUSIP	SYMBOL	SECURITY DESCRIPTION	SHARES HELD	PRICE	MARKET VALUE	PERCENTAGE OF NET ASSETS
88579Y101	MMM	3M Co.	1,800,000	78.99	142,182,000	5.30
G1151C101	ACN	Accenture PLC	3,076,000	38.65	118,887,400	4.43
25,816,109	AXP	American Express Co.	1,948,000	39.70	77,335,600	2.88
03073E105	ABC	AmerisourceBergen Corp.	2,761,000	31.75	87,661,750	3.26
53,015,103	ADP	Automatic Data Processing, Inc.	2,891,000	40.26	116,391,660	4.33
64,058,100	BK	Bank of New York Mellon Corp.	5,189,000	24.69	128,116,410	4.77
84,670,702	BRK/B	Berkshire Hathaway Inc.	1,885,000	79.69	150,215,650	5.59
14170T101	CFN	CareFusion Corp.	2,234,000	22.70	50,711,800	1.89
172,908,105	CTAS	Cintas Corp.	3,873,000	23.97	92,835,810	3.46
G2554F105	COV	Covidien PLC	2,118,000	40.18	85,101,240	3.17
249,030,107	XRAY	DENTSPLY International Inc.	3,206,000	29.91	95,891,460	3.57
25243Q205	DEO	Diageo PLC - SP-ADR	1,764,000	62.74	110,673,360	4.12
384,802,104	GWW	Grainger(W.W.), Inc.	821,000	99.45	81,648,450	3.04
494,368,103	KMB	Kimberly-Clark Corp.	1,658,000	60.63	100,524,540	3.74
580,645,109	MHP	McGraw-Hill Companies, Inc.	2,751,000	28.14	77,413,140	2.88
61166W101	MON	Monsanto Co.	1,560,000	46.22	72,103,200	2.69
641,069,406	NSRGY	Nestle' S.A. - SP-ADR	2,864,000	48.24	138,159,360	5.15
806,857,108	SLB	Schlumberger Ltd.	965,000	55.34	53,403,100	1.99
855,030,102	SPLS	Staples, Inc.	3,165,000	19.05	60,293,250	2.25
871,829,107	SYY	Sysco Corp.	4,153,000	28.57	118,651,210	4.42
887,317,303	TWX	Time Warner Inc.	3,653,000	28.91	105,608,230	3.93
H8912P106	TEL	Tyco Electronics Ltd.	3,984,000	25.38	101,113,920	3.77
H89128104	TYC	Tyco International Ltd.	3,143,000	35.23	110,727,890	4.12
911,312,106	UPS	United Parcel Service, Inc.	1,907,000	56.89	108,489,230	4.04
931,142,103	WMT	Wal-Mart Stores, Inc.	2,644,000	48.07	127,097,080	4.73
		Cash or Cash Equivalent	196,500,000		196,500,000	6.48

The Fund's portfolio holdings are as of the date indicated and are subject to change without notice.  The listing of holdings does not consitute a recommendation of any individual security.  This listing is for informational purposes only and may not be identical to the official books and records of the Fund.  Security names may not represent the official legal corporate name.  Please refer to the Fund's most recent Annual Report for an audited portfolio holdings list.